SAMSON OIL & GAS OPERATIONAL ADVISORY

Denver 1700 hours October 11th, 2010, Perth 0700 hours October 12th, 2010

NORTH STOCKYARD OILFIELD

Earl #1-13H (32% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the Earl #1-13H well in Williams County, North Dakota, recorded strong oil and gas shows when it landed in the middle member of the Mississippian Bakken Formation, at a total vertical depth of 11,310 feet, on October 11th.  Casing will now be run into the hole and cemented. The horizontal portion of the well will then be drilled for approximately another 5,500 feet within the middle member of the Bakken Formation. This horizontal production hole will be then cased and fracture stimulated.

The Earl #1-13H well is located in Township 154N, Range 99W, Section 13 in Williams County, North Dakota. The Earl #1-13H well is Samson’s fifth Bakken well in the North Stockyard Field.  Based on the previous wells drilled by the operator, the Earl #1-13H, which spudded on September 28, is expected to take approximately 17 days to drill.

Rodney #1-14H (27% working interest)

Samson has been advised that the fracture stimulation of the Rodney #1-14H is tentatively scheduled to begin on November 5th.

Gary #1-24H (37% working interest)

The Gary #1-24H has been on production without artificial lift since September 23rd and has averaged 955 bopd and 1,777 Mscfd of gas over a 17 day period. Cumulative production for this well is 16,300 barrels of oil which has shown an improvement over the Gene well which produced 11,700 barrels of oil in the same period.

HAWKS SPRINGS PROJECT

North Platte 3-D Seismic Survey, Goshen County, WY

Approximately 90% of the land within Samson’s 66 square mile Hawk Springs project in Goshen County, Wyoming, has been permitted for its proprietary 3-D seismic survey.  The source and receiver points will be surveyed shortly, such that acquisition can commence by the end of October.  The 3-D seismic survey will help Samson identify zones of fracturing in the Niobrara Formation and detect potential conventional prospects in the Cretaceous Codell, Dakota, J, and Permian Lyons sandstones.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,664 million ordinary shares issued and outstanding, which would be the equivalent of 83.2 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.24 per ADS on October 11th, 2010 the company has a current market capitalization of approximately US$103.17 million.  Correspondingly, based on the ASX closing price of A$0.064 on October 11th, 2010, the company has a current market capitalization of A$106.50 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in the presentation that is available on Samson’s website that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of petroleum exploration and production activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.